UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File No. 001-10308

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Avis Budget Group, Inc.
Employee Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator, Trustee and Participants of the
Avis Budget Group, Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Avis Budget Group, Inc. Employee Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 and the schedule of delinquent participant contributions for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CohnReznick LLP

Roseland, New Jersey
June 28, 2016

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS:
Participant directed investments:
Investments, at fair value	$578,020,828	$617,662,382

Receivables:
Notes receivable from participants	12,184,769	11,901,886
Participant contributions	712,994	413,226
Employer contributions	487,257	287,109
Interest and dividends	78	64
Total receivables	13,385,098	12,602,285

NET ASSETS AVAILABLE FOR BENEFITS	$591,405,926	$630,264,667
The accompanying notes are an integral part of these financial statements.

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

ADDITIONS TO NET ASSETS:
Net investment income (loss):
Dividends	$18,018,887
Interest	24,015
Net depreciation in fair value of investments	(38,041,340)
Net investment loss	(19,998,438)

Interest income on notes receivable from participants	498,929

Contributions:
Participants	22,624,951
Employer	14,306,024
Rollovers	1,534,382
Total contributions	38,465,357

Net transfers of participant account balances from affiliated plans	192,379

Total additions	19,158,227

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	57,917,362
Administrative expenses	99,606
Total deductions	58,016,968

NET DECREASE IN ASSETS	(38,858,741)

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	630,264,667

END OF YEAR	$591,405,926
The accompanying notes are an integral part of these financial statements.

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the Avis Budget Group, Inc. Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which are available from Avis Budget Group, Inc. (the “Company”), for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Avis Budget Group, Inc. Employee Benefits Committee is the Plan administrator (“Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

Effective January 1, 2014, the Company approved the merger of the Zipcar Inc. 401(k) Plan into the Plan, which was an affiliated plan of the Company. As of January 1, 2014, their participants and participants’ accounts were consolidated into the Plan. The related assets of the Zipcar Inc. 401(k) Plan were transferred into the Plan between July 1, 2014 and July 31, 2014.

The following is a summary of certain Plan provisions:

Eligibility – Each regular employee of the Company (as defined in the Plan document) is eligible to participate in the Plan following the later of commencement of employment or the attainment of age eighteen. Each part-time employee of the Company (as defined in the Plan document) is eligible to participate in the Plan following certain requirements: (i) the attainment of age eighteen and (ii) either 1,000 or more hours of service during the initial twelve consecutive month period of start date ("Year of Eligible Service"), or if the Year of Eligible Service was not met during the initial twelve consecutive month period, a part-time employee of the Company will be admitted into the Plan on the last day of the first plan year once the hours of service requirement has been reached. All eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 1% of eligible compensation, as soon as administratively feasible after hire.

Participant Contributions – Participants may elect to make pre-tax contributions up to 50% but not less than 1% of pre-tax annual compensation, up to the statutory maximum of $18,000 for 2015. Certain eligible participants (age 50 and over) are permitted to contribute an additional $6,000 as a catch up contribution, resulting in a maximum pre-tax contribution of $24,000 for 2015. Participants may change their contribution investment direction on a daily basis.

Employer Contributions – Following the completion of one year of employment, the Company makes contributions to the Plan equal to 100% of each eligible participant’s pre-tax salary deferrals up to 6% of such participant’s eligible compensation.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.

Investments – Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds. The fund reallocation: (i) must be in 1% increments (if less, the entire amount invested under such option must be reallocated); (ii) must include both employee and employer contributions; and (iii) is limited to one reallocation per day, subject to restrictions imposed by the mutual fund companies to curb short-term trading. Participants should refer to the Plan document regarding investments in Company common stock. Participants should refer to each fund’s prospectus for a more complete description of the risks and restrictions associated with each fund.

Vesting – At any time, participants are 100% vested in their contributions, the Company’s matching contributions and any amounts rolled over to the Plan plus actual earnings thereon. For AB Car Rental Services, Inc. Retirement Savings Plan, the Company's matching contributions that were transferred into the Plan are 100% vested after three years of service. All matching contributions made subsequent to the merger of AB Car Rental Services, Inc. Retirement Savings Plan vest immediately.

Notes Receivable from Participants – Participants actively employed by the Company may borrow, in the form of a loan, from their fund accounts up to the lesser of $50,000, minus their highest outstanding loan balance during the past year or 50% of their vested balance, provided the vested balance is at least $1,000. The initial principal amount of the loan may not be less than $500. The notes are secured by the participant’s vested account balance and bear interest at a rate commensurate to that charged by major financial institutions as determined by the Plan Administrator. Note repayments are made through payroll deductions over a term not to exceed five years, unless the proceeds of the note are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years. Notes receivable from participants, which are secured by the borrowing participant’s vested balance, are valued at the outstanding principal balance plus any accrued and unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of Plan earnings, including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged with an allocation of net realized and unrealized depreciation in fair value of investments and certain administrative expenses. Allocations are based on earnings or participant account balances, as defined in the Plan document. The benefit to which a participant is entitled, is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Participants are entitled to withdraw all or any portion of their vested accounts in accordance with the terms of the Plan and applicable law. Participants are permitted to process in-service withdrawals in accordance with Plan provisions upon attaining age 59½ or for hardship in certain circumstances, as defined in the Plan document, before that age. A terminated participant with an account balance of more than $5,000 (excluding any rollover contributions and related earnings thereon) may elect to remain in the Plan and continue to be credited with fund earnings, or receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. A terminated participant with an account balance of $5,000 or less will automatically receive a lump-sum distribution.

Forfeited Accounts – Forfeited balances of terminated participants’ non-vested accounts are used to reduce employer contributions. As of December 31, 2015 and 2014, forfeited account balances amounted to $7,693 and $3,739, respectively. During 2015, $11,531 of forfeited non-vested accounts were used to reduce employer contributions.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise, such expenses are paid by the Plan. Fees for participants’ distributions, withdrawals and similar expenses are paid by the Plan.

Transfers from Affiliated Plans – Net transfers of participant account balances from affiliated plans of the Company totaled $192,379 for the year ended December 31, 2015.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities, including mutual funds, common/collective trusts and Avis Budget Group, Inc. common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect participant account balances and the amounts reported in the financial statements.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Valuation of Investments and Income Recognition – The Plan’s investments are stated at fair value, which the Plan classifies as follows: (i) Level 1, which refers to securities valued using quoted prices from active markets for identical assets, includes the common stock of publicly traded companies, mutual funds with quoted market prices and common/collective trusts with quoted market prices which operate similar to mutual funds, (ii) Level 2, which refers to securities for which significant other observable market inputs are readily available including common/collective trusts for which quoted market prices are not readily available and (iii) Level 3, which refers to securities valued based on significant unobservable inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying statement of changes in net assets available for benefits presents net depreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2015, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Benefit Payments – Benefits paid to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet received distributions from the Plan, totaled $773,048 and $557,688 at December 31, 2015 and 2014, respectively.

Recent Accounting Pronouncements – In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)," which removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value within the fair value hierarchy table on a retrospective basis. Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. ASU 2015-07 becomes effective for the Plan on January 1, 2016.

In July 2015, the FASB issued ASU 2015-12, "Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures and (Part III) Measurement Date Practical Expedient," which simplifies the required disclosures related to employee benefit plans on a retrospective basis. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts, including common collective trust assets. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Part III is not applicable to the Plan. ASU 2015-12 becomes effective for the Plan on January 1, 2016; however, the Plan has elected to adopt the provisions of ASU 2015-12 early. Accordingly, the Plan's statement of net assets available for benefits as of December 31, 2014, has resulted in the reclassification of $1,661,972 related to the adjustment from fair value to contract value for fully benefit-responsive common/collective trust at contract value to conform to ASU 2015-12. Furthermore, the Plan has eliminated its historical disclosure of individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. In addition, the Plan has simplified the disaggregation of its fair value hierarchy table.

3.	FEDERAL INCOME TAX STATUS
The IRS determined and informed the Company by letter dated October 6, 2014 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is currently under examination by the IRS for the 2011 plan year. The examination is ongoing and Plan management is responding to all requests. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Loans to participants qualify as party-in-interest transactions.

At December 31, 2015 and 2014, the Plan held 651,590 and 711,307 shares, respectively, of Avis Budget Group, Inc. common stock with a cost basis of $42,830,196 and $29,946,934, respectively. During 2015 and 2014, the Plan did not receive dividend income from Avis Budget Group, Inc., which is the sponsoring employer of the Plan.

5.	PLAN TERMINATION
Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA.

6.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

		2015	2014
Net assets available for benefits per the financial statements		$591,405,926	$630,264,667
Less:	Amounts allocated to withdrawing participants	(773,048)	(557,688)
Add:	Adjustments from contract value to fair value for fully benefit-responsive investment contracts	—	1,661,972
Net assets available for benefits per Form 5500		$590,632,878	$631,368,951

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2015 to Form 5500:

Benefits paid to participants per the financial statements		$57,917,362
Less:	Amounts allocated to withdrawing participants at December 31, 2014	(557,688)
	Certain deemed distributions of notes receivable from participants	(992,225)
Add:	Amounts allocated to withdrawing participants at December 31, 2015	773,048
Benefits paid to participants per Form 5500		$57,140,497

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2015, but not yet paid as of that date.

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2015 to the net loss per Form 5500:

Decrease in net assets available for benefits per the financial statements		$(38,858,741)
Less:	Amounts allocated to withdrawing participants at December 31, 2015	(773,048)
	December 31, 2014 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,661,972)
	Net transfer of assets to the Plan (Reflected in Line L-Transfer of assets of Form 5500)	(192,379)
Add:	Amounts allocated to withdrawing participants at December 31, 2014	557,688
Net loss per Form 5500		$(40,928,452)

7.	FAIR VALUE MEASUREMENTS
The Plan measures certain financial assets and liabilities at fair value. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. See Note 2-Summary of Significant Accounting Policies for the Plan’s valuation methodology used to measure fair value.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

•
Cash and cash equivalents – Money market funds are valued at the closing price reported from an actively traded exchange and are classified as Level 1. Certificates of deposit are valued at amortized cost, which approximates fair value and are classified as Level 2.

•
Avis Budget Group, Inc. common stock – The fair value of Avis Budget Group, Inc. common stock is valued at the closing price reported on the active markets on which the security is traded. As such, these assets are classified as Level 1.

•	Mutual funds – Valued at the net asset value (“NAV”) of shares held by the Plan at year end. NAV is derived by the quoted prices of underlying investments and are classified as Level 1.

•
Common/collective trusts – are valued based on the NAV of units held by the Plan at year-end. Although the common/collective trusts are not available in an active market, the NAV of the units are approximated based on the quoted prices of the underlying investments that are traded in an active market. The NAV is used as a practical expedient to estimate fair value. The Company has no unfunded commitments related to any of these investments and there are no Plan initiated redemption restrictions on these investments. There are no redemption restrictions on the participant’s holdings in these investments. These assets are classified as Level 2.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015:

Asset Class________	Level 1	Level 2	Total
Cash and cash equivalents	$742,026	$8,084,277	$8,826,303
Common stock	23,646,200	—	23,646,200
Mutual funds	295,363,765	—	295,363,765
Common/collective trusts	—	250,184,560	250,184,560
Total assets in the fair value hierarchy	$319,751,991	$258,268,837	$578,020,828

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014:

Asset Class________	Level 1	Level 2	Total
Cash and cash equivalents	$554,364	$7,714,303	$8,268,667
Common stock	47,181,000	—	47,181,000
Mutual funds	293,114,686	—	293,114,686
Common/collective trusts	—	269,098,029	269,098,029
Total assets in the fair value hierarchy	$340,850,050	$276,812,332	$617,662,382

8.	NONEXEMPT TRANSACTIONS

As reported on the supplemental schedule of delinquent participant contributions (Schedule H, Line 4a), certain Plan contributions were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 (CFR 2510.3-102), thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2015.

******

Plan Number: 002
EIN: 06-0918165
AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Number of Shares, Units or Par Value	Cost ***	Current Value

* Avis Budget Group, Inc.	Common stock	651,590		$23,646,200
Wells Fargo Stable Return Fund	Common/collective trust	2,219,425		113,323,839
State Street S&P 500 Index Fund	Common/collective trust	3,744,122		68,180,469
Northern Trust Extended Equity Market Fund	Common/collective trust	302,623		29,687,336
Oppenheimer International Growth Trust	Common/collective trust	1,058,499		22,016,787
Harding Loevner Emerging Markets Fund	Common/collective trust	744,263		7,784,990
BlackRock US Debt Index Fund	Common/collective trust	235,165		4,718,353
Northern Trust Collective All Country World Ex-US Index Fund	Common/collective trust	33,983		4,472,786
The Oakmark Equity and Income Fund	Registered investment fund	1,848,861		52,821,957
Federated Total Return Bond Fund	Registered investment fund	4,881,822		51,991,408
American Growth Fund of America	Registered investment fund	1,175,756		48,488,157
Harbor Small Cap Value Fund	Registered investment fund	1,307,806		32,355,110
MFS Value Fund	Registered investment fund	870,865		28,555,663
Prudential Jennison Growth Fund	Registered investment fund	723,660		22,824,228
Harbor International Fund	Registered investment fund	333,570		19,824,073
Deutsche Real Estate Fund	Registered investment fund	696,266		14,746,906
Vanguard Explorer Admiral Fund	Registered investment fund	163,068		12,190,947
Lord Abbett Bond Debenture Fund	Registered investment fund	1,048,533		7,717,204
Vanguard Inflation-Protected Securities Fund	Registered investment fund	152,642		3,848,112
* Various participants**	Participant loans			12,184,769
Certificates of Deposit	Cash and cash equivalents			8,084,277
Money Market Funds	Cash and cash equivalents			742,026
Total				$590,205,597
__________

*	Represents a permitted party-in-interest
**	Maturity dates range from January 2016 to October 2029. Interest rates range from 4.25% to 10.00%.
***	Cost information is not required for participant-directed investments.
See Report of Independent Registered Public Accounting Firm.

Plan Number: 002
EIN: 06-0918165
AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT
CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2015

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP
$3,801,591	$—	$—	$—	$3,801,591

Check here if Late Participant Loan Repayments are included: ☐
See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avis Budget Group, Inc. Employee Savings Plan

By:     /s/ Edward P. Linnen
Edward P. Linnen
Executive Vice President and Chief Human Resources Officer
Avis Budget Group, Inc.

Date: June 28, 2016